FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of August 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

August 10, 2006

Hanson PLC to issue US$750 million of senior unsecured fixed rate notes

Hanson PLC is to issue US$750 million fixed rate notes ("Notes"), with a semi-annual coupon of 6.125%, issued at a price of 99.132%. Proceeds from the issue of the Notes, after taking account of the issue price and deducting underwriting commission and estimated expenses, will amount to approximately
US$740 million. Application will be made for the Notes to be listed on the New
York Stock Exchange. Closing of the issue is scheduled for August 16, 2006.

No application has been made or will be made to list the Notes in the UK.

For further information, please contact:

Karl Fenlon                 Telephone: + 44 (0) 20 7245 1245
Head of Tax and Treasury
Hanson PLC
1 Grosvenor Place
London SW1X 7JH

Copies of the prospectus supplement when available can be obtained from the
Company Secretary:

Paul Tunnacliffe             Telephone: + 44 (0) 20 7245 1245
Company Secretary
Hanson PLC
1 Grosvenor Place
London SW1X 7JH

Notes:

 1. Hanson is one of the world's leading heavy building materials companies. It is one of the largest producers of aggregates - crushed rock, sand and gravel - and also one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North
    America, the UK, Australia, Asia Pacific and Continental Europe.
 2. Hanson operates through six divisions: Hanson Aggregates North America,
    Hanson Building Products North America, Hanson Aggregates UK, Hanson
    Building Products UK, Hanson Australia and Asia Pacific and Hanson
    Continental Europe.
 3. Register for Hanson's e-mail distribution for press releases and notification of the publication of corporate reports via www.hanson.biz.
 4. High resolution Hanson images are available for the media to view and download free of charge from www.vismedia.co.uk. High-resolution images are also available from www.hanson.biz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 10, 2006